Exhibit 3.2

FIRST AMENDMENT

TO

FOURTH AMENDED AND RESTATED BYLAWS

OF

GREEN PLAINS INC.

THIS FIRST AMENDMENT (this “Amendment”) to the Fourth Amended and Restated Bylaws of Green Pains Inc., an Iowa corporation (the “Corporation”), dated as of September 27, 2021 (the “Bylaws”) is effective as of May 4, 2022 (the “Effective Date”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Bylaws.

Amendment to Section 3.02(a). Section 3.02(a) of the Bylaws is hereby deleted in its entirety and replaced with the following:

(a) The number of directors constituting the entire Board of Directors shall be not less than one nor more than eleven as fixed from time to time by vote of not less than two-thirds of the directors then serving in office; provided, however, that the number of directors shall not be reduced so as to shorten the term of any director at the time in office; and provided, further, that the number of directors constituting the entire Board of Directors shall be fixed by two-thirds of the entire Board of Directors then serving in office. The directors, other than those subject to the declassification phasing-in process described below, shall be elected at each annual meeting of the shareholders to hold office for a term expiring at the next annual meeting of the shareholders and until their successors are duly elected and qualified. The group of directors whose term expires at the 2023 annual meeting of the shareholders shall hold office until that term expires and the successors to that group of directors shall be elected for a one year term to hold office until the 2024 annual meeting of the shareholders and until their successors are duly elected and qualified. The group of directors whose current term expires at the 2024 annual meeting of the shareholders shall hold office until that term expires and the successors to that group of directors, together with directors elected at the 2023 annual meeting of the shareholders, shall be elected for a one year term to hold office until the 2025 annual meeting of the shareholders and until their successors are duly elected and qualified. The group of directors elected at the 2022 annual meeting of the shareholders, whose current term expires at the 2025 annual meeting of the shareholders, shall hold office until that term expires and the successors to that group of directors, together with all other directors, shall be elected for a one year term to hold office until the next annual meeting and until their successors are duly elected and qualified. Commencing with the 2025 annual meeting of the shareholders, the classification of the Board of Directors shall terminate and all directors shall be elected at each annual meeting of the shareholders for a term expiring at the next annual meeting of shareholders. Any vacancies in the Board of Directors for any reason may be filled by the Board of Directors or as set forth in Section 3.04, and any directors so chosen shall hold office until the next election of directors and until their successors shall be elected and qualified; provided, however, that directors elected or appointed to the Board of Directors before the

2023 annual meeting of the shareholders to fill a vacancy opened by the departure of a director servicing a classified term shall serve the remainder of such departed director’s term.